

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68538

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2010 AND ENDING 12/31/2011
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

GP Nurmenkari Inc.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 39th Street   Suite 1108
(No. and Street)

New York   NEW YORK   10016
(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALBERT WILLIAM PEZONE, CEO   (212) 447-5550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road   PO Box 2555   Hamilton Square   NJ   08690
(Address)   (City)   (state)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2)

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid **OMB** control number.

AB 3/13

OATH OR AFFIRMATION

I   Albert William Pezone   swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of GP Nurmenkari Inc.   as

of December 31   20 11   are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Signature 2/27/12

CEO
Title

MARILYN J. HALL
Notary Public, State of New York
Qualified in Westchester County
My Commission Expires 12/8/15

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
        solidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GP Nurmenkari Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Period From December 1, 2010 (Date of Inception)

To December 31, 2011

GP NURMENKARI INC.

FINANCIAL   HIGHLIGHTS
December 31, 2011

NET LOSS	$	(8,800)
NET WORTH		52,230
CASH AND CASH EQUIVALENTS		3,073
CURRENT RATIO	1.15 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

<u>Independent Auditor's Report</u>

To: The Stockholder
GP Nurmenkari Inc.

I have audited the accompanying statement of financial condition of GP Nurmenkari Inc. (an S Corporation) as of December 31, 2011, and the related statement of operations and retained earnings, changes in stockholder equity and cash flows for the period from December 1, 2010 (Date of Inception) to December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Nurmenkari Inc. as of December 31, 2011, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 17, 2012

GP NURMENKARI INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	3,073
Commission receivable		4,551
Other receivable		403
Note receivable		2,400
Advance		10,000
Prepaid expenses		3,800
Total Current Assets		24,227
Other Asset		
Clearing deposit		50,000
Total Assets	$	74,227

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable	$	15,997
Deferred Revenue		5,000
Total Current Liabilities		20,997
Total Liabilities		20,997
Stockholders' Equity		
Common stock, no par, Authorized 200 shares,		
200 shares issued and outstanding		70,030
Retained earnings (deficit)		(16,800)
		53,230
Total Liabilities and Stockholder Equity	$	74,227

See accompanying notes.

GP NURMENKARI INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

REVENUES

Consulting income	S	147,500
Commission income		99,395
		246,895

OPERATING EXPENSES

Wages and related costs	84,359
Clearing expenses	15,166
Professional fees	35,798
Employee benefits	18,953
Travel & marketing	34,163
General & administrative	44,647
Rent	14,575
Regulatory fees	7,344
	255,005

Loss From Operations	(8,110)

Other Expense

Interest expense	(665)
NYS Franchise tax	(25)

Net Loss		(8,800)
Retained earnings - December 1, 2010		-
Shareholder distributions		(8,000)
Retained earnings (deficit) - December 31, 2011	S	(16,800)

See accompanying notes.

GP NURMENKARI INC.
STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

	Shareholder Capital		Additional Paid-In Capital	Retained Earnings (deficit)	Total
	Number of Shares	Amount			
Balance at December 1, 2010	0	$ -	$ -	$ -	$ -
Current year activity - Capital contributions	-	70,030	-		70,030
Shareholder distributions				(8,000)	(8,000)
Net Loss	-		-	(8,800)	(8,800)
Balance at December 31, 2011	0	$ 70,030	$ -	$ (16,800)	$ 53,230

See accompanying notes.

GP NURMENKARI INC.

STATEMENT OF CASH FLOWS
For the Period December 1, 2010 (Date of Inception) to December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss		$ (8,800)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation	-	
(Increase) Decrease in Operating Assets:		
Commission receivable	(4,551)	
Employee loan	(2,400)	
Advance	(10,000)	
Prepaid expense	(3,800)	
Other receivable	(403)	
Clearing deposit	(50,000)	
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses	15,997	
Deferred revenue	5,000	
Total Adjustments		(50,157)
Net cash used by operating activities		(58,957)

Cash Flows From Investing Activities

Cash Flows From Financing Activities

Proceeds from issuing common stock	70,030	
Shareholder distribution	(8,000)	
Net cash used by financing activities		62,030
Net increase in cash		3,073
Cash and cash equivalents at December 1, 2010		0
Cash and cash equivalents at December 31, 2011		$ 3,073

Supplemental Disclosures		
Cash paid for income taxes	$	25
Cash paid for interest	$	665

See accompanying notes.

1   Nature of Business Operations

GP Nurmenkari Inc. (the Company) was organized in the State of New York in January 2010. The Company is an introducing broker-dealer on a fully disclosed basis that is approved for and engages in all aspects of private placements, selling corporate debt, securities and retailing corporate equity securities over-the-counter. The Company holds no customer funds or securities and has not participated in the underwriting of Securities. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - (FINRA).

2   Accounting Policies

(a)   Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2011

(d)   Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2011 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company earns commissions from executing customer transactions in securities. Commissions as well as consulting fees and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 the shareholder has determined that there are no material uncertain income tax positions.

(g) Fair Value Measurements

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 6 Fair Value"

(h)   Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

3   Liabilities Subordinated to Claims of General Creditors

As of December 31, 2011 the Company had not entered into any subordinated liability agreements.

4   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $37,030, which was $32,030 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.567 to 1.

5   Concentrations and Economic Dependency

One customer accounted for all of the Company's consulting revenues for the period from December 1, 2010 to December 31, 2011.

6 Fair Value

Cash and cash equivalents, commission receivable, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2011 the Company was not in violation of this requirement.

8 Leases

The Company currently conducts its operations from facilities that are leased under standard office lease dated June 3, 2010 and expiring on June 30, 2012.

Future minimum rental payments required under the lease are as follows: 2012 - $5,512.

Rental expense under this lease as of December 31, 2011 was $14,575.

9 Related Party Transactions

The Company paid the stockholder a salary of $44,000 for services provided in managing the business operations.

In addition, during the period the Company reimbursed the stockholder for various overhead and travel expenses.

10 Note Receivable

The note is a debt agreement with an employee of the Company and is dated November 22, 2011 and is due in full on February 22, 2012. The loan is non-interest bearing.

11 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2011 the Company was in compliance with this program.

12 Subsequent Events

Events have been evaluated through the date of February 17, 2012 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
<u>Internal Accounting Control</u>

To: The Stockholder
GP Nurmenkari Inc.

In planning and performing our audit of the financial statements of GP Nurmenkari Inc. (the Company), as of and for the period from December 1, 2010 (Date of Inception) to December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 17, 2012

GP NURMENKARI INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2011

Pursuant to rule 15c 3-3 relating to possession or control requirements, GP Nurmenkari Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2011 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

GP NURMENKARI INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
For the Period December 1, 2010 (Date of Inception) to December 31, 2011
Schedule I

NET CAPITAL

Common stock	$	70,030
Retained earnings		(16,800)
Total Credits		53,230

Debits

Receivables to non-customers		-
Advances		10,000
Prepaid expense		3,800
Employee loan		2,400
Equipment less accumulated depreciation		-
Total Debits		16,200
NET CAPITAL	$	37,030

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	1,398
Minimum capital requirement		5,000
Net capital in excess of requirements	$	32,030

Ratio of Aggregate Indebtedness to Net Capital	0.567 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	37,031
Net Capital, per above		37,030
Difference	$	1

GP NURMENKARI INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
For the Period December 1, 2010 (Date of Inception) to December 31, 2011
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	15,997
Deferred revenue	$	5,000
Total Aggregate Indebtedness	$	20,997

GP NURMENKARI INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

For the Period December 1, 2010 (Date of Inception) to December 31, 2011

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by GP Nurmenkari Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

GP NURMENKARI INC.

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Period from December 31, 2010 (Date of inception) To December 31, 2011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2011, which were agreed to by GP Nurmenkari Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GP Nurmenkari's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). GP Nurmenkari Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 17, 2012

GP NURMENKARI INC.
SIPC Transitional Assessment Reconciliation
December 31, 2011
Schedule III

General Assessment Calculation

Total Revenue	$	246,895
Deductions		(13,532)
SIPC Net Operating Revenues		233,363
Rate		0.0025
General Assessment Due		583.41
Less Payments: SIPC 6		(195.00)
Plus: Interest		-
Remaining Assessment Due		388.41
Paid with SIPC 7		(311.00)
Balance Due	$	77.41

See Independent Accountants' Report.